May 8, 2014

Dear Shareholders of Exceed Company Ltd.,

Enclosed please find a copy of the Annual Report on Form 20-F that was filed with the Securities and Exchange Commission by Exceed Company Ltd. (the “Company”) on April 30, 2014. The Form 20-F contains the audited financial statements of the Company for the year ended December 31, 2013.

Also enclosed please find press releases issued by the Company on April 14, 2014 and April 16, 2014.

The first press release, dated April 14, 2014, announces the intention of the Company to adjourn the planned extraordinary general meeting of shareholders that was called to authorize and approve the proposed Agreement and Plan of Merger, dated December 2, 2013, by and among the Company, Pan Long Company Limited (“Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and wholly owned by Mr. Shuipan Lin (“Mr. Lin”), the Company's Chairman and Chief Executive Officer, and Pan Long Investment Holdings Limited, a wholly owned subsidiary of Parent.

The second press release, dated April 16, 2014, announces that the above described meeting was in fact adjourned on April 16, 2014.

As indicated in the press releases, Mr. Lin has informed the independent committee that he needs additional time to secure his contemplated financing for the transaction and that he expects that such financing will be on deposit in an account outside of the Peoples Republic of China (the “PRC”) prior to May 31, 2014.

The delay in securing such financing in an account outside of the PRC was not anticipated at the time that the Proxy Statement was first circulated to the Company’s shareholders of record as of March 21, 2014. Specifically, the delay is based on the fact that Mr. Lin’s financing sources require more time than was originally anticipated to move the funds that will be loaned to Mr. Lin to such accounts outside of the PRC.

When such financing becomes available, the Company will send a new notice with details of the re-convening of the extraordinary general meeting. Such notice will be sent to all shareholders of record as of March 21, 2014 and be delivered at least seven days in advance of such re-convened meeting as required under the laws of the British Virgin Islands.

As indicated in the press releases, inquiries should be directed to:

Investor Relations

Exceed Company Ltd.

Vivien Tai

+852 3975-8116

ir@xdlong.cn

Thank you for your ongoing support and consideration of this matter.

\s\ Jin Jichun	\s\ Shuipan Lin
Mr. Jin Jichun	Mr. Shuipan Lin
On behalf of the Independent Committee	Chairman of the Board